December 9, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Larry Spirgel, Assistant Director

Re:	Atlantic Tele-Network, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 18, 2013
File #1-12593

Dear Mr. Spirgel:

On behalf of Atlantic Tele-Network, Inc. (“ATN” or the “Company”), please find below responses to the comments provided to ATN by the staff of the Commission (the “Staff”) in a letter dated November 25, 2013 (the “Letter”) relating to ATN’s Form 10-K for the year ended December 31, 2012.  For your convenience, the Company has restated the Staff’s comments and has inserted the Company’s responses below.

1. Results of Operations, page 39

We note your disclosure on page 42, which states that, “Termination and access fees decreased by $48.8 million, or 24%, from $204.6 million for the year ended December 31, 2011 to $155.8 million for the year ended December 31, 2012.  The decrease was primarily the result of a reduction in roaming expenses, decreased customer bad debt expense, and the elimination of duplicate costs from the Alltel Transition in our U.S. Wireless segment.  These decreases were partially offset by an increase in data usage volume which increases “backhaul” costs as well as an increase in circuit costs within our U.S. Wireline segment as our network continues to expand.”  When more than one factor is the cause of a fluctuation in a material line item, please quantify each significant factor that affected the change.

RESPONSE

In future filings, the Company will separately quantify the individual impact of each significant factor that causes a fluctuation in material line items.  Set forth below, for illustrative purposes, is a sample revised disclosure:

Termination and access fees decreased by $48.8 million, or 24%, from $204.6 million for the year ended December 31, 2011 to $155.8 million for the year ended December 31, 2012.  The decrease was primarily the result of a reduction in roaming expenses of $51.4 million, decreased customer bad debt expense of $0.5 million, and the elimination of duplicate costs from the Alltel Transition of $1.2 million in our U.S. Wireless segment.  These decreases were partially offset by an increase in data usage volume which increases “backhaul” costs of $3.9 million as well as an increase in circuit costs of $1.7 million within our U.S. Wireline segment as our network continues to expand.

600 Cummings Center, Beverly, MA 01915 · 978.619.1300 · Fax: 978.922.0079 · www.atni.com

2.  Summary of Significant Accounting Policies, page F-9

You disclose on pages 38-41 that you received several different types of grants from different sources.  Please disclose your accounting policy for the various types of grants and/or stimulus received from government agencies.

RESPONSE

The Company has received or is eligible to receive grants from several government agencies.  The three types of grants are as follows:

a.              Stimulus grants (“Stimulus”) from the U.S. Government under provisions of the American Recovery and Reinvestment Act of 2009 intended to stimulate the deployment of broadband infrastructure and services to rural, unserved and underserved areas.

b.              Universal Service Fund program (“USF”) from the Federal Communications Commission to support carriers seeking to offer telecommunications services in high-cost areas and to low-income households.

c.               Mobility Fund grants (“Mobility”) from the Federal Communications Commission to support wireless coverage in underserved geographic areas in the United States.

Through December 31, 2012 the Company has received funding under the Stimulus and USF grants.  In future filings, the Company will enhance the disclosure of its accounting policies for these types of grants received from government agencies.  Set forth below, for illustrative purposes, is a sample of such disclosure:

The Company has received funding from the U.S. Government and its agencies under Stimulus and Universal Service Fund programs. These are generally designed to fund telecommunications infrastructure expansion into rural or underserved areas of the United States. The fund programs are evaluated to determine if they represent funding related to capital expenditures (capital grants) or operating activities (income grants).

Funding received from Stimulus programs is on a cost-reimbursement basis for capital expenditures incurred by the Company to expand its network and is considered a capital grant.  Accordingly, reimbursements for eligible expenditures under the Stimulus programs are recorded as a reduction to Property, Plant and Equipment on the Company’s consolidated balance sheets, an investing cash inflow and a future reduction in depreciation expense in the consolidated income statements.  The depreciable period for the grant is commensurate with the related assets which typically range from 5 to 20 years.  As of December 31, 2012, the Company has spent $56.2 million in capital expenditures of which $41.8 million has been or will be funded by the Stimulus programs.

Funding received from Universal Service Fund programs is received over time for operating the Company’s network in certain rural geographical areas and is considered an income grant. Accordingly, such funding is recognized as operating cash inflows. Once services are provided, revenue is recognized in the Company’s consolidated income statements. During the year ended December 31, 2012, the Company received approximately $9.9 million from the Universal Service Fund programs to support our U.S. wireless businesses relating to high-cost areas.

Compliance with grant requirements is reviewed at each balance date to ensure that conditions related to grants have been met and there is reasonable assurance that the Company will be able to retain the grant proceeds and to ensure that any contingencies that may arise from not meeting the conditions are appropriately recognized.

The Company did not receive funding for the Mobility grants until the latter half of 2013.  An accounting policy for these grants will be disclosed in the Company’s Form 10-K for the year ended December 31, 2013.

In response to the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (978) 619-1300 ext. 404 in the event that you have any additional questions.

Best Regards,

ATLANTIC TELE-NETWORK, INC.

	By:	/s/ Justin D. Benincasa
	Name:	Justin D. Benincasa
	Title:	Chief Financial Officer and Treasurer

cc: Michael T. Prior, Chief Executive Officer